Exhibit 4.41

Summary of the Rural Partnership Agreement, entered into on May 7, 2019, in connection with Fazenda Chaparral

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the current company vested in the possession of the land, Paulimar Batista Alvarenga, as the individual interested in entering into a rural partnership with BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, and Imobiliária Cajueiro Ltda., as the owner of the land.

Purpose: Granting of the possession, for a one-year-term, counted as from August 15, 2019, of a total area equivalent to 398.00 useful hectares, which comprises the plot of land no. 502 of Fazenda Chaparral on behalf of Mr. Paulimar Batista Alvarenga for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. Paulimar Batista Alvarenga shall be entitled to approximately 13% of the earnings therefrom (set at an average of at least 8 bags of soybean per hectare), and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas shall be entitled to the remaining 87%.